Filed Pursuant to Rule 424(b)(7)
Registration No. 333-200596

PROSPECTUS SUPPLEMENT

To prospectus dated December 10, 2014

151,127,493 Class A Shares
Representing Limited Partner Interests

This prospectus supplement updates and amends certain information contained in the prospectus dated December 10, 2014, as supplemented by the prospectus supplements dated December 31, 2014, April 1, 2015, July 1, 2015, October 1, 2015, December 22, 2015, January 4, 2016, February 1, 2016, March 7, 2016 and December 30, 2016 (as supplemented, the “Prospectus”), covering the resale by selling shareholders of up to an aggregate of 151,127,493 Class A shares representing limited partner interests in us. This prospectus supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any additional amendments or supplements thereto.

Limited partnerships are inherently different than corporations, and investing in our Class A shares involves a high degree of risk. You should carefully consider the risks relating to investing in our Class A shares and each of the other risk factors described under “Risk Factors” on page 2 of the prospectus dated December 10, 2014 before you make an investment in our Class A shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Class A shares or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 23, 2017

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is being filed to amend and supplement the information that appears under the caption “Selling Shareholders” in the Prospectus.  Capitalized terms that are not defined in this prospectus supplement are defined in the Prospectus. All share and unit amounts appearing in this prospectus supplement have been adjusted to reflect the reverse splits effected by Plains GP Holdings, L.P. and Plains AAP, L.P. on November 15, 2016.

SELLING SHAREHOLDERS

On or about December 31, 2016, PAA Management, L.P. (“PAA Management”) and its general partner, PAA Management LLC, dissolved and wound up their affairs (the “Dissolution”). As a result of the Dissolution, 8,199,844 AAP units previously held by PAA Management were distributed pro rata to the partners of PAA Management, all of whom are either current or former members of PAA senior management or affiliates of current and former members of PAA senior management.

We are amending the Selling Shareholders table in the Prospectus to reflect these transfers and to include or update information with respect to the transferees of such interests.

As of March 15, 2017, there were 151,594,753 Class A shares and 137,870,800 Class B shares outstanding.  The beneficial ownership information presented below assumes that all 137,870,800 Class B shares (and related AAP Class A units) have been exchanged pursuant to the Exchange Right for an equivalent number of Class A shares and such Class A shares are held by the selling shareholders, including those listed below.

Selling Shareholders	Class A Shares Beneficially Owned Prior to the Offering	Percentage of Class A Shares Beneficially Owned Prior to the Offering	Class A Shares Offered Hereby	Class A Shares to be Beneficially Owned After Offering	Percentage of Class A Shares to be Beneficially Owned After Offering
PAA Management, L.P.	—	—	—	—	—
Current and Former Executive Officers:
Greg Armstrong (1)	6,207,893	2.14%	2,071,859	4,136,034	1.43%
Harry Pefanis(2)	3,952,642	1.37%	1,181,676	2,770,966	*
John von Berg(3)	1,629,957	*	344,451	1,285,506	*
Phil Kramer(4)	1,423,897	*	781,144	642,753	*
W. David Duckett(5)	1,380,967	*	500,248	880,719	*
Al Swanson(6)	1,351,839	*	433,620	918,219	*
Mark Gorman(7)	1,026,441	*	16,400	1,010,041	*
Daniel Nerbonne(8)	188,923	*	4,913	184,010	*
Richard McGee(9)	14,739	*	14,739	—	—
Christopher Herbold(10)	8,200	*	8,200	—	—
Other Current Officers as a Group(11)	2,281,328	*	887,500	1,393,828	*
Other Former Officers as a Group(12)	2,640,318	*	1,743,888	896,430	*
Other Selling Shareholders as a Group (13)	211,256	*	211,206	50	*

*                      Less than one percent.

(1)              Mr. Armstrong is the Chairman of the board of directors and Chief Executive Officer of PAGP GP.

(2)              Mr. Pefanis is a director and President and Chief Operating Officer of PAGP GP.

(3)              Mr. von Berg is the Executive Vice President of Commercial Activities of PAGP GP.

(4)              Mr. Kramer is a former Executive Vice President of PAGP GP.

(5)              Mr. Duckett is the former Chief Executive Officer of Plains Midstream Canada ULC (“Plains Midstream Canada”), our wholly-owned subsidiary.

(6)              Mr. Swanson is the Executive Vice President and Chief Financial Officer of PAGP GP.

(7)              Mr. Gorman is an Executive Vice President of PAGP GP.

(8)              Mr. Nerbonne is the Executive Vice President of Operations & Engineering of PAGP GP.

(9)              Mr. McGee is the Executive Vice President, General Counsel and Secretary of PAGP GP.

(10)       Mr. Herbold is the Vice President of Accounting and Chief Accounting Officer of PAGP GP.

(11)       Includes eight persons not otherwise listed above that collectively beneficially own approximately 0.79% of the Class A shares. All of the selling shareholders in this group are current officers of GP LLC.

(12)       Includes nine persons not otherwise listed above that collectively own approximately 0.91% of the Class A shares. All of the selling shareholders in this group are former officers of GP LLC or Plains Midstream Canada.

(13)       Includes a total of six trusts established for the benefit of the children of a current officer and a former officer.  Collectively, these trusts beneficially own approximately 0.07% of the Class A shares.